November 22, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	John Reynolds
James Lopez
Adam Turk
Myra Moosariparambil
Tia Jenkins

Re:	Biocept, Inc.
Registration Statement (Form S-1)
Filed September 23, 2013; Amendment No. 3 filed November 20, 2013
Registration No. 333-191323

Ladies and Gentlemen:

We have received and reviewed, and we thank you for, the Staff’s comment letter dated November 21, 2013. Our responses are set forth below. In each case, we precede our response by repeating the Staff’s letter’s comment. Our responses are numbered to correspond with the numbering of the comments in the Staff’s letter.

Please consider our responses in conjunction with your review of our Amendment No. 4 to Form S-1 registration statement, which we are filing simultaneously.

Capitalization, page 41

1.	STAFF’S COMMENT: Please revise the caption in the common stock line item to reflect the total number of shares issued and outstanding at September 30, 2013 on a pro forma basis, excluding the 1,818,181 shares offered in the IPO in order to be consistent with the narrative.

REGISTRANT’S RESPONSE: We have corrected the number in the common stock line item caption.

Dilution, page 42

2.	STAFF’S COMMENT: We note you have identified your pro forma net tangible book value (deficit) as $(64.19) per share as of September 30, 2013. This calculation should be based on your pro forma net tangible book value as of September 30, 2013 and include all shares automatically converted, including the 68,546 shares of common stock to be issued pursuant to the settlement of certain restricted stock units in accordance with their terms, as noted on page 41. Please update the dilution calculation and introductory narrative, as appropriate.

Securities and Exchange Commission

November 22, 2013

REGISTRANT’S RESPONSE: We have revised as requested.

Management’s Discussion and Analysis, page 46

3.	STAFF’S COMMENT: Please reconcile the total number of shares outstanding on a post-offering basis in the amount of 4,276,335 on page 43 to the number of shares outstanding after the offering of 4,306,634 noted on page 8.

REGISTRANT’S RESPONSE: The page 43 number is on a pro forma basis as of September 30, 2013; the page 8 number is real-time. The reason for the difference between two figures is that, since September 30, 2013, we borrowed an additional $300,000 under our June 2013 note and warrant purchase agreement (in October 2013), and additional interest has accrued on all principal outstanding under the June 2013 note and warrant purchase agreement (the total principal was $4,315,000 at September 30, 2013). Upon the completion of the offering, the principal of and accrued interest on all indebtedness under the June 2013 note and warrant purchase agreement (including the $300,000 from October 2013 and also including accrued interest from October 1, 2013 through the IPO) will automatically be converted into common stock at the IPO price. The incremental 30,299 shares had to be excluded from calculations done on a pro forma basis as of September 30, 2013, because the $300,000 note did not exist as of September 30, 2013 and the additional interest had not yet accrued.

Management’s Discussion and Analysis, page 46

Key Factors Affecting our Results of Operations and Financial Condition, page 47

Revenues, page 47

4.	STAFF’S COMMENT: We note your response to comment 3 in our letter dated November 14, 2013 and that from May to early November 2013 you performed an average of 2-3 physician-ordered tests per month. However, you processed billing in early November 2013 for only 4 tests. Please revise to disclose any material trends in your billing practices, as well as any known trends or uncertainties that have had or that you reasonably expect to have a material impact on your operations. For example, it is unclear why the billing delay from May until November does not reflect a material event or trend. You may also address whether you have changed or expect to change your billing practices as a result of your experience to date; for example, to encourage billing and payment in a more timely manner. Please refer to Item 303(a)(3) of Regulation S-K.

REGISTRANT’S RESPONSE: We have added disclosure on page 47 to explain that when the transition to our billing service provider is completed in December 2013, all tests will be able to be, and will be, billed on a timely basis, and to explain the length of the transition process. The delays in billing for physician-ordered tests during the transition period did not have a material impact on our operations – the total amount involved was in the range of $10,000. Because we knew the amounts billable for physician-ordered tests during this period would be immaterial (particularly in light of our large operating deficits), we focused our available management resources on different priorities. With the anticipated IPO and hiring of a sales force (with the intent of increasing the number of physician-ordered tests) now near, we are focusing on and completing this transition.

Balance Sheets, page F-3

5.	STAFF’S COMMENT: In the caption of the Common stock line item, please include the total number of shares issued and outstanding at September 30, 2013 on a pro forma basis and provide a reference to the paragraph(s) in Note 3 that address the pro forma information.

REGISTRANT’S RESPONSE: We have revised as requested.

6.	STAFF’S COMMENT: There appears to be an inconsistency between the par value of

Securities and Exchange Commission

November 22, 2013

your common stock and the Common Stock balances. Please revise the applicable amounts as appropriate or advise.

REGISTRANT’S RESPONSE: We have made the necessary revisions to the figures, and have also made the indicated changes to the Statements of Shareholders’ Equity.

Other

7.	STAFF’S COMMENT: We note the revised disclosure on page 1 and elsewhere regarding a “non-Clarient billing service provider.” With a view to clarifying disclosure and applicability of Item 601(b)(10) of Regulation S-K, please advise us of the nature and scope of the agreement or arrangement with the service provider.

REGISTRANT’S RESPONSE: Our new billing service provider is Xifin Inc., an unaffiliated party. Xifin does not and will not provide us with services other than billing services. We believe it is common for companies in our industry, at our stage of development, to utilize billing service providers. Our agreement with Xifin contains only standard terms and conditions and was entered into in the ordinary course of business (and is not material in size). Therefore, the agreement is not required to be disclosed under Item 601(b)(10).

If you have any questions or if we can be assistance in your review, please contact me, or Hayden Trubitt (htrubitt@sycr.com; (858) 926-3006) or Michael Brown (mbrown@sycr.com; (858) 926-3007), who are both with our counsel Stradling Yocca Carlson & Rauth.

Sincerely,

/s/ William G. Kachioff

William G. Kachioff

Chief Financial Officer

cc:	Michael W. Nall, Chief Executive Officer, Biocept, Inc.
Hayden Trubitt, Esq.
Michael J. Brown, Esq.